Exhibit 4.8

THIS EMPLOYMENT CONTRACT made effective as of September 15, 2022

BETWEEN:

IMV INC., a corporation incorporated pursuant to the laws of the Province of Nova Scotia and having its registered office at 130 Eileen Stubbs Ave, Dartmouth, NS B3B 2C4 (the “Corporation”)

- and

Brittany Davison

(the “Executive”)
Dartmouth, NS

OF THE FIRST PART

OF THE SECOND PART

WHEREAS the Corporation carries on the business of developing T cell-activating cancer immunotherapies based on the Company’s proprietary drug delivery platform.;

AND WHEREAS the Corporation and the Executive wish to enter into an employment agreement upon the terms and conditions hereinafter set forth;

NOW THEREFORE IN CONSIDERATION of the Executive’s employment by the Corporation and of the salary and other benefits to be received by the Executive in connection with such employment, and in consideration of the mutual covenants and agreements hereinafter contained, the receipt and sufficiency of which are hereby acknowledged, the parties hereto covenant and agree as follows:

1. APPOINTMENT AND POSITION

The Corporation will employ the Executive as a Chief Accounting Officer and the Executive will serve in that capacity for a period commencing on September 15, 2022 until otherwise terminated in accordance with this Agreement.

2. DUTIES & RESPONSIBILITIES

The Executive:

a)	will be entitled to exercise the powers associated with the office of the Chief Accounting Officer subject to the overall direction and supervision of the Chief Executive Officer of the Corporation;

b)	will report on a continuing basis to the Chief Executive Officer of the Corporation, or upon request, to the Board of Directors (the “Board”), and observe all reasonable instructions given to the Executive by the Chief Executive Officer of the Corporation, or the Board, as the case may be, to the best of his/her ability and in accordance with reasonable business standards; and

c)	the Executive shall devote full-time to the position of Chief Accounting Officer and shall not accept any other employment or remuneration, appointment to an agency, board or organization external to the Company without prior written approval of the Chief Executive Officer

3. TERM

a)	The appointment as Chief Accounting Officer of the Company shall commence on the Effective Date for an indefinite term unless terminated earlier in accordance with the provisions of this Agreement.

b)	The Executive warrants that she has the skill, ability and qualifications to perform her duties as Chief Accounting Officer of the Company.

4. REMUNERATION

a)	Base Salary: The Corporation shall pay the Executive an annual base salary of $265,000 to be paid in equal, bi-weekly installments, less all deductions required by law. The Base Salary will be subject to an annual review, starting January 1, 2023, by the Compensation Committee of the Corporation as per the policies of the Corporation. Any increase in the Base Salary will be subject to approval by the Board and will be based on the Executive’s performance and IMV’s achievement of annual corporate objectives.

b)	Vacation: The Executive shall be entitled to five (5) weeks of paid vacation per calendar year. Such vacation must be taken at a time or times mutually convenient to both the Executive and the Corporation and must be pre-approved by the Corporation. The Executive shall be entitled to carry over a maximum of five (5) days accrued vacation annually; this amount is not subject to additional carry-over;

c)	Reimbursement of Expenses: The Corporation shall reimburse the Executive for general business expenses pre-approved in writing by the Corporation including for travel and other expenses actually and properly incurred by the Executive in the course of performing his/her duties, hereunder. The responsibility rests solely upon the Executive to timely furnish to the Corporation any and all reasonable supporting statements and receipts. The specific expenses that are subject to reimbursement are further defined in the Corporation’s Executive Handbook;

d)	RRSP Contribution: The Corporation will make an equivalent contribution to any qualifying contribution made by the Executive to a registered retirement savings plan held in her name or in the name of her spouse up to a maximum of 5% of her base salary per annum, on or before February 15th for the preceding calendar year, on receipt of satisfactory evidence that the Executive’s RRSP contribution has been made. Additional information regarding RRSP benefits may be addressed in supplemental materials developed by the Corporation or by any third-party company with whom the Corporation establishes a formal relationship for management of RRSP benefits;

e)	Benefit Plan: The Executive is required to participate in the health care and dental group benefit plans and, subject to insurability, in the life insurance, long-term disability, and accidental death group benefit plans now or hereinafter established by the Corporation. The Executive shall pay one-half (1/2) of the costs for their benefit plan The Executive may, with notice to the Corporation, opt out of the Corporation’s benefit plan so long as already covered by another plan of comparable quality (e g , when covered by a spouse or parent’s outside benefit plan);

f)	Bonus Incentive: The Executive will be eligible, commencing as of September 15, 2022, on a prorated basis, to receive a maximum annual bonus of up to forty (40%) percent of the Base Salary on the basis of the objectives agreed to by the Board at the start, of each fiscal year. Any payment of bonus is at the discretion of the Board and subject to Board approval. The bonus, if any, will be paid to the Executive within thirty (30) days following the approval of the year-end financial statements of IMV for the calendar year, provided that the Executive remains actively employed by the Corporation at the end of the said calendar year. It is expressly understood that there is no bonus entitlement if the Executive is not actively employed at the end of any calendar year

g)	Stock Option Plan: The Executive is eligible for a Stock Option grant following their nomination to the Chief Accounting Officer role. The amount and timing of this grant are at the discretion of the Board of Directors. Subsequently, the Executive will be eligible to participate in the Stock Option Plan at the discretion of the Board and subject to Board approval.

h)	Fitness Club Membership: Part of the Corporation’s corporate policy is having motivated and eager team players and healthy lifestyles that contribute toward productive and motivated Executives. In order to promote this aspect of the corporate policy, the Corporation will reimburse the Executive for 50%, up to a maximum of $300, of the membership at a fitness club. Eligibility requires the Executive to have successfully completed their initial, three (3) month probationary period.

5. LOCATION OF WORK

The Executive shall be employed by the Corporation at its facilities located in Dartmouth, NS.

6. INDEMNIFICATION

a)	Indemnification: The Corporation shall indemnify the Executive, to the maximum extent permitted by applicable law, against all reasonable amounts, fees, costs, charges and expenses incurred or sustained by the Executive (collectively, “Losses”) in connection with any action, suit, proceeding, decision or judgment to which he may be made a party by reason of being an officer of the Corporation or of any subsidiary or affiliate of the Corporation, including IMV, or any other corporation for which the Executive serves in good faith as an officer, director, or Executive at the Corporation’s request, provided such Losses do not result from:

i.	Any fraudulent, negligent or unlawful act of the Executive;

ii.	Any action taken by the Executive outside the scope of the Executive’s authority pursuant to this Agreement; or

iii.	Any breach or non-performance of any of the Executive’s material obligations hereunder.

b)	Insurance: The Corporation agrees to maintain, or cause to be maintained, Directors and Officers Liability Insurance for the benefit of the Executive having coverage and policy limits having the same terms and conditions as the one maintained for the directors and officers of the Corporation and on terms and conditions customary for corporations of the stage of development and having activities similar to those of the Corporation.

7. TERMINATION

a)	The parties covenant and agree that this Agreement may be terminated in the following manner in the following circumstances:

By the Executive on giving written notice to the Corporation equal to three (3) months’ notice (unless waived by the Board) and, where possible, to provide overlap with incoming replacement for training purposes. Except in circumstances under which the Corporation would otherwise, pursuant to paragraph 7(c), have the right to terminate the Executive immediately for cause, the Executive shall be entitled to receive all amounts of salary, incentives, unused vacation and other benefits accrued to or owing as at the date of termination; The Corporation who receives such notice of termination from the Executive may terminate this Agreement before said notice period expires by paying to the executive an indemnity in lieu of such notice or equal to the period remaining of such notice period.

By the Executive, on giving written notice to the Corporation equal to two (2) month’s notice, in the event of a change of control of the Corporation where the Executive’s role, responsibility, remuneration (for previous versus expected responsibilities) and/or title are diminished, including, but not limited to, the Corporation being purchased, acquired or amalgamated with another legal entity, with payment in lieu of notice equal to the following:

i.	compensation equivalent to twelve (12) months of the Base Salary, subject to all usual remittances in lieu of notice;

ii.	the present value of the benefits (less premium contribution by the Executive) described in sections 4(d) and 4(e) that would be enjoyed by the Executive during the next twelve (12) months assuming his employment was not terminated for cause and the then current level of benefits were continued for those twelve (12) months; and

iii.	vesting of all granted options subject to the terms of the Stock Option Plan.

iv.	unpaid bonuses that have been awarded by the Board at such time.

For the purposes hereof “change of control of IMV” shall mean any change in the holding, direct or indirect, of shares of IMV as a result of which a person, or group of persons, or persons acting in concert, or persons associated or affiliated with any such person or group within the meaning of the Canada Business Corporations Act, are in a position to exercise effective control of I MV and for the purposes of this Agreement a person or group of persons holding or controlling shares or other securities or both in excess of the number that, directly or following conversion thereof, would entitle the holders thereof to cast 50% or more of the votes attaching to all shares of IMV which may be cast to elect directors of IMV will be deemed to be in a position to exercise effective control of the Corporation;

b)	By the Corporation at any time, without cause, immediately upon:

i.	A nine (9) months’ notice to the Executive, if termination occurs during the first nine (9) years of employment, inclusively; and

ii.	an additional month notice to the Executive for every subsequent year of employment, if termination occurs between the beginning of the tenth (10th year and the end of the tenth (10th year of employment of the Executive; and

iii.	an additional two (2) months’ notice to the Executive for every subsequent year of employment from the beginning of the eleventh (11th) year of employment.

The Executive agrees that in the event that this Agreement is terminated for any reason except cause, the foregoing payments in section 7(b) represents the Executive’s complete entitlement, including all claims for reasonable notice or payment in lieu of notice upon termination of the Executive’s employment without just cause

c)	By the Corporation immediately upon notice to the Executive for cause at any time. For the purposes hereof, the term “cause shall be defined as the then prevailing common law definition of the phrase as it relates to a termination of employment and includes, but is not limited to the Executive’s fraud, criminal conduct, dishonesty, willful misconduct, or flagrant disregard for Corporation policy and regulations (including, but not limited to, the IMV Code of Business Conduct & Ethics), or gross negligence in the performance of his duties, hereunder. All disciplinary violations and measures are to be defined and enforced at the discretion of the Corporation, and consistent with the requirements of law; and

d)	Upon termination of the Executive’s employment, he/she shall immediately return to the Corporation all property of the Corporation in as good a condition as when received by his/her (normal wear and tear accepted in the case of tangible property), including, without limitation, all Confidential Information, as hereinafter defined, records, manuals, supplies, including all equipment, documents, notes, credit or charge cards, computer disks, computer software and hardware, portable telephones, notes, specifications, papers, keys, customer or client lists, technical information and date, samples, reports, studies, findings, inventions, prototypes, sketches, photographs, plans, drawings, manuals, financial information and any other information (including copies, summaries and excerpts) belonging to or relating to the core business of the Corporation, or any subsidiary or associated Corporation or created by the Executive in the course of his/her employment by the Corporation, which are in the Executive’s possession or control. In contemplation of this paragraph, the Executive acknowledges that all such software, books, manuals, information and other property and materials received by his/her during his/her employment are the property of the Corporation

e)	For greater certainty, this Agreement will terminate upon the death of the Executive and no payments will be required to be made to the Executive’s estate pursuant to this Agreement.

8. DISABILITY

If the Executive is unable to discharge her duties because of mental or physical illness or disability, he may be entitled to continuing compensation in accordance with the Company’s policy on sick leave, and in the event of becoming Totally Disabled as defined in the long-term disability plan which may be in affect from time to time, she may be entitled to the long-term disability benefits in accordance with the plan terms, and in the case of being Totally Disabled, the Company shall have no obligation whatsoever to pay to the Executive the remuneration provided for under Section 4 hereof.

Upon the occurrence of the Disability of the Executive, the Executive thereupon shall be deemed to have resigned from the position of Chief Accounting Officer and shall continue as an employee of the Company with continued entitlement to applicable disability benefits as he may be entitled to receive as stated above.

Upon the deemed resignation of the Executive as Chief Accounting Officer the Company shall have the immediate right to appoint a successor as the Chief Accounting Officer.

The parties recognize that this provision in the circumstances is not discriminatory for the purposes of the Nova Scotia Human Rights Act or other applicable legislation. Further that the above terms satisfy any duty to accommodate. For the purposes of this Section 8, but only where capitalized, “Disability” means:

a)	the Executive’s inability to substantially fulfill her duties as Chief Accounting Officer on a full-time basis for a continuous period of three (3) months or more; and either

i.	a determination that the relevant disability is of indefinite duration and that the medical prognosis indicates that the Executive shall not likely be able to fulfill her duties as Chief Accounting Officer on a full-time basis within one (1) year of the commencement of the said three (3) month period; or

ii.	written notification from the Executive (or her personal representative, as the case may be) to the Chairman of the Board that the Executive does not intend to fulfill her duties as Chief Accounting Officer on a full-time basis within one (1) year of the commencement of the said three (3) month period. If there is any disagreement between the Board and the Executive (or her personal representative, as the case may be) as to the Executive’s Disability or as to the date any such Disability began or ended, the same shall be determined by a physician mutually acceptable to the Board and the Executive whose determination shall be conclusive evidence of any such Disability and of the date any such Disability began or ended (provided that if the Board and the Executive are unable to identify a mutually acceptable physician who shall make such a determination, the issue shall be resolved by arbitration in accordance with Section 15 below.

9. CONFLICT OF INTEREST

For the purpose of identifying and avoiding actual and potential conflicts of interest, the Executive personally shall have a continuing obligation to disclose to the Board any personal assets, investments and commercial involvements, and those of her spouse, if known, that may raise concerns about the actual and potential conflicts of interest and shall, at least annually, provide a formal report to the Board.

10. CONFIDENTIAL INFORMATION AND INTELLECTUAL PROPERTY

a)	The Executive acknowledges that he/she will have access to, be entrusted with, and acquire information about certain matters, things, trade secrets, commercial information, intellectual property and confidential information, in tangible or intangible form, that may be expressed in writing, electronically or orally (including without limitation financial information, commercial information, technology, documents, tapes, ideas, industry affiliations, compilations, business records, operational and system flow configurations, designs, concepts, know-how, techniques and computer software) either created, compiled or acquired or as may be created, compiled or acquired, by the Corporation through trade affiliations, the expenditure of time or commercial activity, trade experience, the expenditure of economic or human resources which in any manner, or to any extent whatsoever may relate to the business, commercial and trade affairs of the Corporation (hereinafter referred to as the “Confidential Information”), which information is the exclusive property of the Corporation. The Corporation and the Executive consider their relation one of confidence with respect to the Confidential Information.

b)	Accordingly, the Executive undertakes to treat confidentially all Confidential Information and agrees not to disclose same to any third party, during and after employment is terminated without the permission of the Corporation. The Executive agrees to sign any confidentiality agreement prepared by the Corporation, and consistent with the parameters outlined in this Agreement.

c)	In particular, without in any way limiting the foregoing, the Executive shall:

i.	hold all Confidential Information in confidence and not discuss, communicate or transmit to others, or make any unauthorized copy of or use the Confidential Information in any capacity, position or business related to the Corporation

ii.	take all reasonable action that the Corporation deems necessary and appropriate, to prevent unauthorized use or disclosure of or to protect the Corporation’s interests in the Confidential Information.

iii.	act consistently with the terms of the Corporation’s other policies pertaining to confidentiality the Disclosure, Confidentiality & Trading Policy; and the IMV Inc Code of Business Conduct & Ethics.

However, the Executive shall not be obliged to keep in confidence or nor shall incur any liability for disclosure of information which:

i.	was already in the public domain or comes into the public domain without any breach of this Employment Contract;

ii.	is required to be disclosed pursuant to applicable laws or pursuant to policies or regulation of any regulatory authority or public body having jurisdiction over it;

iii.	is required to be disclosed in any legal proceeding hereunder;

d)	In addition to the above, the Executive may, in the course of employment with the Corporation, develop or have access to intangible property relating to the core business of the Corporation including without limitation, ideas, concepts, inventions, software, know-how, designs, techniques, documentation and other materials, regardless of form or media on which it is stored, some or all of which property may be protected by patents, copyrights, trade secrets, trademarks, industrial designs (collectively, “Intellectual Property”).

e)	All Intellectual Property that Executive may develop or have access to, during and throughout employment with the Corporation, whether alone or jointly with others, shall be the exclusive property of the Corporation, and Executive shall have no rights in any such Intellectual Property. At the request and expense of Corporation, Executive agrees to do all acts necessary and sign all documentation necessary to assign all rights in all Intellectual Property to the Corporation and to enable the Corporation to register patents, copyrights, trademarks, industrial designs and such other protections as the Corporation deems advisable anywhere in the world.

f)	If, during and throughout employment with the Corporation, Executive develops any work which is protected by copyright, trademark or otherwise, the Executive hereby irrevocably and unconditionally waives any moral rights Executive may have in such works.

g)	The Executive acknowledges that any breach of this covenant by the Executive shall constitute just cause for termination of employment of the Executive without notice.

11. NON COMPETITION

a)	Duty Not To Compete: The Executive agrees with and for the benefit of the Corporation that for a period of We’ve (12) months from the date of termination of the Executive’s employment, however caused, the Executive will not for any reason, directly or indirectly, either as an individual or as a partner or Joint venturer or as an Executive, principal, shareholder, officer or director for any person, firm, association, organization, government agency, syndicate or company, carry on or be engaged in, undertake or promote, any business which is the same as, or competitive with, the business of the Corporation anywhere in Nova Scotia; provided, however, that the Executive shall be entitled, for investment purposes, to purchase and trade shares of a public Corporation which are listed and posted for trading on a recognized stock exchange and the business of which public Corporation may be in competition with the business the Corporation, provided that the Executive shall not directly or indirectly, own more than five (5%) percent of the issued share capital of the public Corporation, or participate in its management or operation or in any advisory capacity.

b)	Duty Not To Hire Away Employees Of The Corporation: The Executive further agrees that, during employment pursuant to this Agreement and for a period of twelve (12) months following termination of employment, however caused, he/she will not employ, hire or take away or cause to be hired or taken away any Executive of the Corporation or, following termination of the Executive’s employment, any Executive who was in the employ of the Corporation during the six (6) months preceding the termination of this Agreement.

c)	Duty Not to Solicit Customers: The Executive hereby covenants and agrees that he/she shall not, during the Term of this Agreement and for a period of twelve (12) months after the termination of the Executive’s employment with the Corporation, directly or indirectly, in any manner whatsoever, including, without limitation, either individually, in partnership, jointly or in conjunction with any other person, solicit, directly or indirectly, the customers of the Corporation for the purpose of persuading the customers to transfer their business from the Corporation.

12. INJUNCTIVE RELIEF

The Executive acknowledges and agrees that the covenants contained in paragraphs 7 and 8 of this Agreement (the “Covenants”) are essential to protect the business and goodwill of the Corporation and that a breach by the Executive of any of the Covenants contained in paragraphs 7 and 8 herein could result in irreparable loss to the Corporation which could not be adequately compensated for in damages and that the Corporation may have no adequate remedy at law if the Executive breaches any such Covenants. Consequently, if the Executive breaches any of such Covenants, the Corporation shall have in addition to and not in lieu of, any other rights and remedies available to it under any law or in equity, the right to obtain injunctive relief to restrain any breach or threatened breach thereof and to have such Covenants specifically enforced by any Court of competent jurisdiction. The Executive acknowledges that a violation by the Executive of the Covenants hereof would result in immediate and irreparable damage to the Corporation and the Executive hereby expressly consents to and waives any objection to the Corporation obtaining immediate injunctive relief in a court of law in the event of such a violation, such injunctive relief to be in addition to any rights to damages and any other rights available to the Corporation under the law.

13. SEVERABILITY

a)	The parties acknowledge that the provisions in the Covenants herein are reasonable and valid in geographic and temporal scope and all other respects. If any court of competent jurisdiction determines that any of the Covenants or any part thereof are or is invalid or unenforceable, then the remainder of the Covenants shall not thereby be affected and shall be given full effect, without regard to the invalid portions. If any court of competent jurisdiction determines that any of the Covenants or any part thereof is unenforceable because of the duration or geographic scope of such provision, and reduces it in form, such provision shall then be enforceable.

b)	In the event any provision in this Agreement contravenes labour standards legislation or other applicable legislation existing from time to time, the provision shall be deemed to be severed and the remainder of the Agreement shall remain in full force and effect.

14. AMENDMENTS

This Employment Agreement may not be amended without the joint written consent of the Executive and the Corporation. It is agreed that this Agreement may be amended by mutual consent of the Executive and the Corporation without causing termination of this Agreement.

15. DISPUTE RESOLUTION

In the event of any legal dispute arising under the terms of this Agreement, the parties shall be subject to remit the matter for binding arbitration before a certified arbitrator selected at the discretion of the Corporation. The selected arbitrator will be responsible for assessing and determining the validity of any claims by either/both parties. The determination of the arbitrator shall be deemed binding by the parties, subject to any possible appeal of such ruling(s) to the Courts of Nova Scotia; the factual and legal determinations of the arbitrator shall be deemed presumptively correct. All parties will be responsible for their respective costs before the arbitrator, with the prevailing party able to request an award of costs against the unsuccessful party.

The parties hereto agree that exhaustion of the arbitration process shall be a condition precedent to any civil litigation between the parties hereto.

16. MISCELLANEOUS

a)	Any notice required or permitted to be given to the Executive shall be sufficiently given if delivered to the Executive personally or if mailed by registered mail to the Executive’s address last known to the Corporation.

b)	Any notice required or permitted to be given to the Corporation shall be sufficiently given if mailed by registered mail or faxed to the Corporation at its registered office.

c)	Any notice sent by registered mail shall be deemed to be received on the 4th day after it has been posted for delivery

d)	This Agreement constitutes the entire Agreement between the parties with respect to the employment and appointment of the Executive and any modifications to this Agreement must be made in accordance with Section 11 hereof otherwise such modification shall have no force and effect and shall be void.

e)	The headings in this Agreement are for convenience only and are not to be construed in any way as additions to or limitations of the covenants and agreements contained in it

f)	The failure or delay by either party in exercising any rights under this Agreement shall not operate as a waiver of such rights and any single or partial exercise by either party of any right shall not preclude any further exercise of such rights or any other rights.

g)	The various paragraphs and subparagraphs, phrases and sentences in this Agreement are severable and if any paragraph or subparagraph or any identifiable part is held to be invalid, void or unenforceable by any court, tribunal or other body or person of competent jurisdiction, this shall not affect the validity or enforceability of the remaining provisions or identifiable parts.

h)	Unless the context requires otherwise words importing one gender include all other genders and words importing the singular include the plural and vice versa.

i)	This Agreement shall be construed in accordance with the laws of the Province of Nova Scotia and the parties hereto submit to the jurisdiction of the Courts of Nova Scotia, unless otherwise specifically noted within this Agreement. All references to dollars herein shall be deemed to be references to the lawful currency of Canada.

17. BENEFIT OF AGREEMENT

This Agreement shall ensure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, legal personal representatives, successors and permitted assigns.

18. INDEPENDENT LEGAL ADVICE

The Executive acknowledges that the Corporation has advised the Executive to obtain independent legal advice with respect to the entry into this Agreement and confirms that he/she has either done so or has knowingly waived his/her right to do so. The Executive further acknowledges that this Agreement has been entered into by his/her freely and voluntarily and not the result of any threat, promise or undue influence made or exercised by the Corporation or any other party.

IN WITNESS WHEREOF the parties hereto have set their hand and affixed their seals as of the day and year first above written.

SIGNED, SEALED AND DELIVERED

In the presence of:

	Per:	/s/ Brittany Davison
Witness Signature		Brittany Davison

Name (printed)

27 October 2022
Date	Date

Witness Signature

Name (printed)

Date

IMV Inc.

Per: /s/ Linda Barabé
Linda Barabé, Sr. Vice President
Human Resources

02 November 2022
Date